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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2007


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F            Form 40-F    X
                                      ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes           No   X
                                        -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----





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                                 DOCUMENTS INDEX



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DOCUMENTS   DESCRIPTION
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
1. Press Release dated November 14, 2007: AEterna Zentaris Announces Completion of Patient Enrollment for Multi-Center Phase 2 Trial with Perifosine in Combination with Radiotherapy for Non-Small Cell Lung Cancer
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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS ANNOUNCES COMPLETION OF PATIENT ENROLLMENT FOR MULTI-CENTER PHASE 2 TRIAL WITH PERIFOSINE IN COMBINATION WITH RADIOTHERAPY FOR NON-SMALL CELL LUNG CANCER

QUEBEC CITY, CANADA, NOVEMBER 14, 2007 - AEterna Zentaris Inc. (Nasdaq: AEZS
TSX: AEZ;), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the completion of patient recruitment for the Company's European multi-center Phase 2 trial in non-small cell lung cancer (NSCLC) with its novel, first-in-class, oral signal transduction inhibitor, perifosine. This randomized, double-blind, placebo-controlled trial will assess the efficacy and safety of a 150 mg daily dose of perifosine when combined with radiotherapy in 160 patients with inoperable Stage III NSCLC.

David J. Mazzo, Ph.D., President and Chief Executive Officer at AEterna Zentaris said, "We are pleased to have completed enrollment for our Phase 2 trial with perifosine in combination with radiotherapy. Patients will be followed for a one-year period after receiving treatment, and therefore, we expect to announce top-line results at the end of 2008."


ABOUT THE PHASE 2 TRIAL

Patients receive perifosine daily for 5 to 6 weeks, starting seven days prior to radiotherapy, and are followed for at least 12 months. The primary endpoint of this trial is the extent and duration of local control, i.e., the absence of tumor recurrence or progression in the area that has been irradiated.

The trial is being conducted in collaboration with the Netherlands Cancer Institute. The lead investigator is Marcel Verheij, MD, Ph.D., of the Department of Radiation Oncology / Division of Cellular Biochemistry, at The Netherlands Cancer Institute in Amsterdam.


ABOUT PERIFOSINE

Perifosine is a novel, first-in-class, oral anti-cancer agent that modulates several key signal transduction pathways, including Akt, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase 1 and Phase 2 studies and is currently being studied as a single agent and in


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                                                         [AETERNA ZENTARIS LOGO]


combination with several forms of anti-cancer treatments for various forms of cancer. Perifosine is licensed to Keryx Biopharmaceuticals in the United States, Canada and Mexico.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

                                      -30-

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(908) 938-1475
jthomas@aezsinc.com
-------------------

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
pburroughs@aezsinc.com
----------------------


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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AETERNA ZENTARIS INC.


Date: November 15, 2007            By: /s/ MARIO PARADIS
                                       ----------------------------------------
                                       Mario Paradis
                                       Senior Vice President, Administrative and
                                       Legal Affairs and Corporate Secretary